SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Global 8 Environmental Technologies, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

37990M105

(CUSIP Number)

Lisa Demmons
Vincent & Rees
175 S. Main St., Suite 1500
Salt Lake City, UT 84111
(801) 303-5730

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

1.	Name of Reporting Person Milverton Capital Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Columbia, Canada
	7.	Sole Voting Power 6,716,000
Number of Shares Beneficially Owned by	8.	Shared Voting Power 0
Each Reporting Person With	9.	Sole Dispositive Power 6,716,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,716,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.1%
14.	Type of Reporting Person (See Instructions) CO

1.	Name of Reporting Person Rene Branconnier
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Columbia, Canada
	7.	Sole Voting Power 0
Number of Shares Beneficially Owned by	8.	Shared Voting Power 8,450,379(1)
Each Reporting Person With	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,450,379(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,450,379
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.9%
14.	Type of Reporting Person (See Instructions) IN
(1) Includes (a) 6,716,060 shares of common stock owned by Milverton Capital Corporation, of which Mr. Branconnier is a controlling shareholder, (b) 674,884 shares of common stock owned by 529473 BC Ltd., of which Mr. Branconnier is a controlling shareholder, (c) 680,435 shares of common stock owned by Dynasty Farms Ltd., of which Mr. Branconnier’s wife is a controlling shareholder through Sanclair Holdings Ltd. and (d) 379,000 shares of common stock owned by Mr. Branconnier’s wife.

Item 1. Security and Issuer.

This statement relates to the common stock, $.001 par value per share (the “Common Stock”), of the Issuer, whose principal executive offices are reported to be at 677 7th Ave. #410 San Diego, CA 92101.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by Milverton Capital Corporation (“Milverton”) and Rene Branconnier (“Branconnier” and, together with Milverton, the “Reporting Persons.”)

Milverton is a corporation organized under the laws of British Columbia, Canada. Milverton, whose principal offices are located at 8412 Armstrong Road, Langley, BC V1M3P5, engages in the business of environmental waste consulting, business consulting and new product development consulting. Milverton has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Milverton has not, during the last five years, been a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Branconnier has an address of 8412 Armstrong Road, Langley, BC V1M3P5 and is the President of Milverton.  Milverton engages in the business of environmental waste consulting, business financing and new product development consulting. Branconnier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Branconnier has not, during the last five years, been a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Branconnier is a citizen of British Columbia, Canada.

Item 3. Source and Amount of Funds or Other Consideration.

On October 1, 2007, Milverton acquired 3,300,000 shares of the Issuer’s Common Stock for an aggregate purchase price of $825,000.  Upon acquiring such shares, Milverton owned an aggregate of 5,391,333 shares of Issuer’s common stock (the “Initial Milverton Securities”).     On April 10, 2008 Milverton acquired an additional 1,500,000 shares of Issuer’s common stock for an aggregate purchase price of $375,000 (the “Second Milverton Securities”).  Between April 14, 2008 and December 8, 2008, Milverton acquired an additional 556,000 shares of Issuer’s common stock for an aggregate purchase price of $278,000 (collectively, the “Third Milverton Securities” and, together with the Initial Milverton Securities and the Second Milverton Securities, the “Milverton Securities”).   Milverton’s funds used to acquire the Milverton Securities were drawn from its working capital. The transactions occurring from October 1, 2007 through December 8, 2008 in which Milverton Securities were acquired are referred to herein as the “Milverton Transactions.”

When Milverton acquired the Initial Milverton Securities and became a beneficial owner subject to the reporting requirements under Rule 13d-1, Branconnier also became subject to the reporting requirements of Rule 13d-1 due to (i) his beneficial ownership of Milverton, (ii) his beneficial ownership of 529473 BC Ltd., which owned 674,884 shares of Issuer’s common stock, and (iii) 2,407,768 shares beneficially owned by his wife, 300,000 of which were acquired on April 27, 2009 through Dynasty Farms, Inc. for an aggregate purchase price of $30,000. Branconnier disclaims beneficial ownership of the shares beneficially owned by his wife under Rule 13d-3, but is reporting such shares out of an abundance of caution in the event Branconnier is deemed to have voting power and/or investment power through a “relationship” under 13d-3(a).

Item 4. Purpose of Transaction.

The purpose of the Milverton Transactions was to invest in, and to acquire voting control of, the Issuer.

The Reporting Persons anticipate seeking to influence the nomination and election of directors in the future. As of the date hereof, the Reporting Persons have immediate plans to vote their shares at the Issuer’s annual meeting in a manner that would result in a change in the present board of directors or management of the Issuer. Those plans are more fully disclosed in the form R14A filed by certain parties, including Milverton and Branconnier, with the SEC on July 16, 2010.

The Reporting Persons may, at any time and from time to time, subject to any applicable regulatory approvals and depending upon various factors, including without limitation the financial performance of the Issuer, the availability and price of shares of the Common Stock and other general and market conditions, (1) acquire or dispose of shares of Common Stock through open market transactions, (2) acquire or dispose of the Common Stock or other securities of the Issuer (together with the Common Stock,  “Issuer Securities”) through private transactions, (3) enter into and dispose of derivative transactions with one or more counterparties that are based on the value of Issuer Securities and engage in hedging transactions with respect to Issuer Securities, (4) make an offer to purchase up to all of the Issuer’s outstanding shares of Common Stock, through a negotiated transaction, a series of negotiated transactions or otherwise, (5) cause the Common Stock to be deregistered through a squeeze-out merger transaction or otherwise, (6) pursue a “going-private” transaction or (7) present proposals for consideration at annual or special meetings of the Issuer’s shareholders.  The Reporting Persons may change their intentions with respect to any and all of the matters referred to in this Item 4.

Except as stated above, none of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5. Interest in Securities of the Issuer.

(a)
As a result of the Milverton Transactions, Milverton is the beneficial owner of the 6,716,060 shares of Issuer’s common stock.  Based upon the most recent information obtained by Milverton through the Issuer’s transfer agent (the “Transfer Agent Report”), the Issuer had 94,464,063 Common Shares issued and outstanding.  Milverton holds a 7.1% stake in the Issuer on a fully-diluted basis. There is some indication, as reported in a C14A filed by third parties on June 14, 2010 (the “3rd Party Filing”), that an additional 14,500,000 shares of Issuer’s common stock have been issued, in which case there would be at least 108,964,063 shares issued and outstanding and Milverton would then hold a 6.1% stake in the Issuer on a fully-diluted basis.

As a result of the Milverton Transactions, 529473 BC Ltd Transactions, Dynasty Farms Ltd. Transactions and Mrs. Branconnier’s transactions, Rene Branconnier is the beneficial owner of 8,450,379 shares of Issuer’s common stock.  Based upon the most recent information obtained from the Transfer Agent Report, the Issuer had 94,464,063 Common Shares issued and outstanding.  Branconnier holds a 8.9% stake in the Issuer on a fully-diluted basis. There is some indication, as reported in the 3rd Party Filing, that an additional 14,500,000 shares of Issuer’s common stock have been issued, in which case there would be at least 108,964,063 shares issued and outstanding and Branconnier would then hold a 7.8% stake in the Issuer on a fully-diluted basis

(b)
Milverton is the legal, record owner of, and has sole voting and dispositive power with respect to 6,717,060 shares of Common Stock and accordingly is deemed to be the beneficial owner of 6,717,060 shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934 (as amended, the “1934 Act”).

Branconnier is the controlling shareholder of Milverton and 529473 BC Ltd. In that capacity, Branconnier has shared voting and dispositive power with respect to 7,390,944 shares of Common Stock. Branconnier’s wife is the (i) beneficial owner of 680,435 shares of Issuer’s Common Stock owned by Dynasty Farms Ltd., of which she is a controlling shareholder through Sanclair Holdings Ltd, and (ii) direct owner of 379,000 shares of common stock.  Due to Branconnier’s marital relationship with Mrs. Branconnier, Branconnier may be deemed to have shared voting and dispositive power with respect to an additional 1,059,435 shares of Issuer’s common stock.  Accordingly, Branconnier is deemed to be the beneficial owner of 8,450,379 shares of Common Stock for purposes of Section 13(d) of the 1934 Act. Except for such deemed beneficial ownership, Branconnier does not own any Common Stock or other equity securities of the Issuer.  Branconnier disclaims beneficial ownership of the shares of Common Stock reported hereunder, except to the extent of his beneficial ownership of Milverton and 529473 BC Ltd.

(c)	None of the Reporting Persons has effected any transaction in or with respect to the Issuer’s Common Stock within the last 60 days.

(d)	Not Applicable

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein with respect to Branconnier’s ownership and participation in the management of Milverton and 529473 BC Ltd., none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement Between the Reporting Persons.

[SIGNATURE PAGE FOLLOWS]

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 21, 2010

MILVERTON CAPITAL CORPORATION

By:    /s/ Rene Branconnier
Name:  Rene Branconnier
Title:  President

/s/ Rene Branconnier
Name: Rene Branconnier